Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Penn Virginia Corporation:

We consent to the use of our report dated March 15, 2016, with respect to the consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the year ended December 31, 2015 of Penn Virginia Corporation, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

Our report dated March 15, 2016 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and is dependent on obtaining additional financing to continue its planned principal business operations. These factors raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Houston, Texas

January 16, 2019